FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of April 2004
Commission File Number: 333-13580

                        Telefonos de Mexico, S.A.de C.V.
           (Exact Name of the Registrant as Specified in the Charter)
                              Telephones of Mexico
                 (Translation of Registrant's Name into English)

                                 Parque Via 190
                               Colonia Cuauhtemoc
                         Mexico City 06599, Mexico, D.F.
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F...X... Form 40-F......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            ----

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes .... No..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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


  Telefonos de Mexico, S.A. de C.V. Extends Expiration Date of Exchange Offer

Mexico City, D.F., April 22, 2004 - Telefonos de Mexico, S.A. de C.V. ("Telmex") announced today it has extended the expiration date of its offer to exchange (the "Exchange Offer") up to U.S.$1 billion aggregate principal amount of its registered 4.50% Senior Notes due 2008 (the "New Notes") for any and all of its outstanding unregistered 4.50% Senior Notes due 2008 (the "Old Notes").

The new expiration date for the Exchange Offer will be 5:00 p.m., New York City time on April 29, 2004, unless extended.

JPMorgan, the exchange agent for the Exchange Offer, has informed Telmex that as of 5:00 p.m. New York City time on April 22, 2004, approximately U.S.$984 million in aggregate principal amount of its Old Notes had been tendered in the Exchange Offer. This amount represents approximately 98.4% of the outstanding Old Notes.

The New Notes are substantially identical to the Old Notes, except that the New Notes have been registered under the Securities Act of 1933, as amended (the "Securities Act") and will not bear any legend restricting their transfer. The purpose of the Exchange Offer is to allow holders that meet the conditions described in the prospectus to receive New Notes that may be resold in the United States without further registration under the Securities Act.

The terms of the Exchange Offer and other information relating to Telmex are set forth in a prospectus dated March 23, 2004. Copies of the prospectus and the related letter of transmittal may be obtained from the information agent, Global Bondholder Services Corporation, telephone: (212) 430-3774 or (866) 470-3400 and fax number: (212) 430-3775. The prospectus is also available on the SEC's website (www.sec.gov).

This announcement is neither an offer to sell nor a solicitation of an offer to buy or exchange the New Notes or the Old Notes. The Exchange Offer is made solely by the prospectus.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TELEFONOS DE MEXICO, S.A. DE C.V.



Date:  April 22, 2004                      By: /s/ Adolfo Cerezo Perez
                                               -----------------------
                                           Name:  Adolfo Cerezo Perez
                                           Title: Chief Financial Officer